

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2014

Via E-mail
Matthew T. Plavan
Chief Executive Officer
Cesca Therapeutics Inc.
2711 Citrus Road
Rancho Cordova, CA 95742

> **Re:** **Cesca Therapeutics Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 25, 2014**
> **File No. 333-82900**

Dear Mr. Plavan:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please expand your response to prior comment 2 to provide us your analysis of why it is appropriate to include in one proposal the revision regarding quorum and the revision allowing directors to designate the duties of officers. Also provide us your analysis of why the revisions regarding procedures for director nominations and procedures for a business proposal should not be presented as separate proposals.

Appendix A

2.   Please tell us why the bylaws included in this appendix without the marked changes differ from the bylaws cited in the exhibit index of your most recent Forms 10-K and S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Daniel B. Eng, Esq.
Weintraub Tobin